

April 2, 2013

<u>**Via E-Mail**</u>

Wesley C. Fredericks, Esq.
Jenner & Block LLP
919 Third Avenue
New York, NY 10022

      Re: **Obagi Medical Products, Inc.**
              Schedule 14D-9 filed March 26, 2013
              SEC File No. 005-82589

Dear Mr. Fredericks:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Reasons for the Board's Recommendation, page 12</u>

1.   We note on page 24 that Morgan Stanley's Discounted Cash Flows Analysis resulted in three (out of four) implied value ranges at or above the offer price. Please describe how the board of directors considered this analysis in reaching its recommendation. Include in your disclosure whether the board requested any clarification from Morgan Stanley and whether Morgan Stanley addressed this specific analysis in its oral presentation to the board on March 19, 2013.

<u>Opinion of Morgan Stanley, page 17</u>

2.   We note that on several of the analyses conducted by Morgan Stanley, that advisor "placed less emphasis" on results derived from the Market Share Neutral

and Market Share Gross cases. Please revise this section to explain why Morgan Stanley used those cases for its analyses if it then de-emphasized the related results. Also, revise the section titled "Reasons for the Board's Recommendation" to describe how the board of directors considered this approach to Morgan Stanley's analysis and opinion in reaching its recommendation.

Projected Financial Information, page 29

3.   Please revise your disclosure to include the full financial forecasts instead of a summary or certain of the information provided to Morgan Stanley.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions